UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the fourteen weeks ended July 1, 2006

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: September 7, 2006		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of July 1, 2006 and March 25, 2006

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

	July 1, 2006	March 25, 2006
Assets
Current Assets:
Cash and cash equivalents	$1,607	$1,838
Accounts receivable	10,443	12,395
Inventories	161,622	147,039
Other current assets	5,516	3,531

Total current assets	179,188	164,803

Property and equipment	33,988	32,653
Goodwill and other intangible assets	30,268	30,169
Other assets	1,505	1,864

Total non-current assets	65,761	64,686

Total assets	$244,949	$229,489

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$106,007	$88,107
Accounts payable	38,816	39,109
Accrued liabilities	10,309	12,549
Current portion of long-term debt	1,485	1,316

Total current liabilities	156,617	141,081

Long-term debt	17,593	16,971
Other long-term liabilities	3,902	4,070

Total long-term liabilities	21,495	21,041

Commitments and contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,489,753	21,833	21,833
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,132	16,053
Accumulated deficit	(8,961)	(8,048)
Accumulated other comprehensive loss	(780)	(1,084)

Total stockholders’ equity	66,837	67,367

Total liabilities and stockholders’ equity	$244,949	$229,489

See accompanying notes to unaudited condensed consolidated financial statements.

EXHIBIT 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except share and per share amounts)

	14 week period ended July 1, 2006	13 week period ended June 25, 2005

Net sales	$68,557	$56,239
Cost of sales	35,733	29,414

Gross profit	32,824	26,825

Selling, general and administrative expenses	29,594	24,686
Depreciation and amortization	1,694	1,218

Total operating expenses	31,288	25,904

Operating income	1,536	921
Interest and other financial costs	2,449	2,209

Loss before income taxes	(913)	(1,288)
Income taxes	—	—

Net loss	$(913)	$(1,288)

Weighted-average shares outstanding, basic and diluted	11,207,723	7,297,655

Net loss per common share, basic and diluted	$(0.08)	$(0.18)

See accompanying notes to unaudited condensed consolidated financial statements.

EXHIBIT 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts shown in thousands)

	14 week period ended July 1, 2006	13 week period ended June 25, 2005

Cash flows from operating activities:
Net loss	$(913)	$(1,288)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,812	1,334
Amortization of debt costs	190	147
Non-cash compensation expense (income)	78	(884)
Other operating activities, net	(72)	—
(Increase) decrease in assets:
Accounts receivable	2,110	1,712
Inventories	(11,751)	(8,086)
Other current assets	(1,861)	(32)
Increase (decrease) in liabilities:
Accounts payable	(1,240)	11,189
Accrued liabilities and other long-term liabilities	(2,634)	(1,817)

Net cash (used in) provided by operating activities	(14,281)	2,275

Cash flows from investing activities:
Additions to property and equipment	(1,584)	(1,488)
Cost incurred in connection with acquisition of subsidiary	—	(342)
Other investing activities	85	36

Net cash used in investing activities	(1,499)	(1,794)

Cash flows from financing activities:
Increase in bank indebtedness	15,976	1,617
Repayment of loans and capital leases	(440)	(1,494)
Other financing activities	—	(191)

Net cash provided by (used in) financing activities	15,536	(68)
Effect of exchange rate on cash and cash equivalents	13	(8)

Net (decrease) increase in cash and cash equivalents	(231)	405
Cash and cash equivalents at beginning of period	1,838	1,762

Cash and cash equivalents at end of period	$1,607	$2,167

Supplemental cash flow information:
Interest paid	$2,170	$1,899

Non-cash transactions from investing activities:
Property and equipment additions acquired through capital leases	$468	$328

See accompanying notes to unaudited condensed consolidated financial statements.

EXHIBIT 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks & Mayors”) and its wholly-owned subsidiaries, Henry Birks & Sons U.S. Inc., and Mayor’s Jewelers, Inc. (“Mayors”), are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the year ended March 25, 2006, filed with the Securities and Exchange Commission on July 19, 2006. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated in the consolidation. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current year presentation.

2. Net Loss Per Common Share

The following table sets forth the computation of basic and diluted loss per common share for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005:

	14 week period ended July 1, 2006	13 week period ended June 25, 2005

	(in thousands, except per share data)
Basic and diluted loss per common share computation:
Numerator:
Net loss	$(913)	$(1,288)
Denominator:
Weighted-average common shares outstanding	11,208	7,298
Loss per common share	$(0.08)	$(0.18)

The effect from the assumed exercise of 1,217,326 and 807,206 of stock options and warrants were not included in the above computation of diluted loss per common share for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005, respectively, because such amounts would have had an antidilutive effect. Additionally, for the thirteen week period ended June 25, 2005 the dilutive impact from the conversion of preferred stock into 1.0 million shares of common stock and the conversion of convertible notes into 1.0 million shares of common stock was not included in the computation of diluted loss per common share as such amounts would have had an antidilutive effect. The preferred stock and convertible notes were converted in connection with the merger on November 14, 2005, and are no longer outstanding.

3. Benefit Plans and Stock-Based Compensation

The Company issues stock options, stock appreciation rights (“SARs”) and warrants to executive management, key employees and directors under stock-based compensation plans. Through March 25, 2006, the Company historically accounted for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB 25”) in accounting for its stock-based compensation plans. Accordingly, compensation expense has only been recognized for awards which met the definition of variable awards under APB 25. The Company has historically reported pro forma results under the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” On March 26, 2006, the Company adopted

Statement of Financial Accounting Standard No. 123(R) (“SFAS No. 123R”), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

The Company’s stock option plans and arrangements are described as follows:

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of Birks & Mayors. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance unit or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares without the approval of the shareholders of the Company. Cash settled awards however are permitted. During the fourteen week period ended July 1, 2006, 9,000 SARs were granted under this plan to members of the Company’s Board of Directors. The SARs entitle the grantee the right to receive the value of the appreciation in the market value of the Company’s stock over the market value of the Company’s common stock on the date of grant of the SARs and were fully vested at the time of issuance. The SARs expire ten years after grant. Because these awards are expected to be settled by the company through the issuance of cash, these awards under SFAS No. 123R are considered liability awards.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). This plan was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the price and the related vesting period are at the discretion of the Board of Directors. The life of the options issued under this plan were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. At July 1, 2006 there were 162,837 Class A voting shares underlying options granted under the Birks ESOP.

The Company has also entered into separate agreements to issue options to purchase 439,532 Class A voting shares of the Company to the Company’s Chief Executive Officer and 143,339 non-voting common shares to a director of the Company and a director of Iniziativa S.A., a controlling shareholder of the Company (“Iniziativa”). The options are at prices ranging from CAN$6.00 to CAN$7.00 per share. As a result of antidilution provisions associated with some of the options issued to the Company’s Chief Executive Officer, the number of Class A voting shares eligible to be purchased under stock options by the Chief Executive Officer increased by approximately 74,096 during the year ended March 25, 2006 with an exercise price of CAN$6.00. At July 1, 2006, the options issued to a director of the Company and a director of Iniziativa were exercisable and expire over a period of ten years from the grant date. The options issued to the Company’s Chief Executive Officer were also exercisable as of July 1, 2006 and expire either two years after termination of employment or ten years after retirement.

On April 23, 2004, the Company granted to members of its Board of Directors in lieu of directors fees and committee attendance fees, 25,000 options to acquire non-voting common stock of the Company for a purchase price of CAN$7.73 exercisable at any time to April 23, 2014. As of July 1, 2006, there were 15,000 options outstanding under this agreement.

The following is a summary of the activity of Birks’ stock option plans and arrangements:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Intrinsic Value
		(CAN dollars)		(000’s)
Outstanding March 25, 2006	834,804	$6.40	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Expired/forfeited	(200)	$7.23	—	—

Outstanding July 1, 2006	834,604	$6.39	3.2	$650

Exercisable at July 1, 2006	824,604	$6.37	3.1	$650

Included in the above calculation were 513,628 options that were granted to the Company’s Chief Executive Officer and expire either two years after termination of employment or ten years after retirement. For purposes of the information within the table above, a term of ten years from the issuance date is used.

The Company has outstanding employee stock options and stock appreciation rights (“SARs”) issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan and the Long-Term Incentive Plan approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. Outstanding options under these programs were replaced by options issued by the Company as part of the Company’s acquisition of the minority shares of Mayors in November 2005 at an exchange rate equivalent to those offered to outstanding shareholders. This resulted in a new measurement date for approximately 248,261 stock options and the Company recorded an expense of $693,000 in the fiscal year ended March 25, 2006. Effective November 15, 2005, no further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of July 1, 2006, there were 356,210 of Class A voting stock underlying options granted under this plan.

The following is a summary of the activity of Mayors stock option plans. The number of options and exercise price in the table below have been adjusted to reflect the conversion rate of .08695 related to the Company’s purchase of the minority shares of Mayors on November 14, 2005:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Intrinsic Value
				(000’s)
Outstanding March 25, 2006	370,000	$13.96	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Expired/forfeited	(13,790)	27.89	—	—

Outstanding July 1, 2006	356,210	$13.40	5.77	$749

Exercisable at July 1, 2006	354,761	$13.42	5.76	$749

Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire either after ten years or two years after termination of employment. For purposes of the information within the table above, a term of ten years from the issuance date is used.

The Company has issued 382,722 warrants to purchase shares of the Company’s stock. During the fourteen week period ended July 1, 2006, the Company issued no additional warrants. On May 26, 2005, Mayors purchased 43,595 of these warrants, adjusted to reflect the merger exchange of .08695, from one of the holders for $150,000, the estimated fair value. The exercise price of the warrants was $3.45 per share. Under APB 25, the warrants granted to employees were subject to variable accounting due to their cashless exercise feature, which required compensation expense (credit) to be calculated as the increase or decrease in intrinsic value of the warrants, to the extent vested, based on the change in market value of the underlying Birks & Mayors common stock. As of July 1, 2006, the weighted-average remaining contractual life of these awards was 16.1 years and the aggregate intrinsic value was $1.2 million.

During the year ended March 25, 2006, the Company issued 113,034 of SARs under the Mayors plan to the Chief Executive Officer and other members of senior management. The grantees’ interests in these SARs generally vest ratably over a three year period and expire ten years after grant. Prior to the Company’s adoption of SFAS No. 123R, these awards were considered variable awards under APB 25, with changes in the fair value above the strike price of the underlying stock recorded in the Condensed Consolidated Statements of Operations. As of July 1, 2006, the weighted-average remaining contractual life of these awards was 9.1 years and the aggregate intrinsic value was $32,000.

Employee stock purchase plans:

In February 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”). The ESPP permits eligible employees, which do not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Company’s fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of July 1, 2006 no shares have been issued under this plan.

As of July 1, 2006, there were approximately $0.2 million of total unrecognized stock-based compensation costs related to unvested options and SARs granted under the Company’s plans that will be recognized over a weighted average period of 0.7 years. There were no stock options exercised or granted during the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005. Awards granted prior to the Company’s implementation of SFAS 123R were accounted for under the recognition and measurement principles of APB 25. Accordingly, no stock-based employee compensation cost is reflected in the accompanying Unaudited Condensed Consolidated Statement of Operations for the thirteen week period ended June 25, 2005, because all options granted under the Company’s plans had exercise prices equal to the market value of the underlying common stock on the date of the grant.

Pro forma net income and net income per share, as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock based compensation for periods presented prior to the Company’s adoption of SFAS No. 123R, are as follows:

For the 13 week period ended June 25, 2005
(in thousands, except per share data)
Net loss, as reported	$(1,288)
Employee compensation income considered in the determination of net loss	(884)
Stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(10)

Pro forma net loss	$(2,182)

Loss per share
As reported basic and diluted:	$(0.18)

Pro forma basic and diluted:	$(0.30)

Effective March 26, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method. Under the modified prospective transition method, fair value accounting and recognition provisions of SFAS No. 123R are applied to share-based awards granted or modified subsequent to the date of adoption and prior periods presented are not restated. In addition, for awards granted prior to the effective date, the unvested portion of the awards is recognized in periods subsequent to the effective date based on the grant date fair value determined for pro forma disclosure purposes under SFAS No. 123. The compensation cost calculated under the fair value approach is recognized on a pro rata basis over the vesting period of the stock options and SARs (usually three years). All stock option grants and the SARs issued in the prior fiscal year are subject to graded vesting as services are rendered. The fair value for granted options and SARs was estimated at the time of the grant using the Black-Scholes option-pricing model. Due to limited trading history, the expected volatilities are based on the volatility of share prices of similar entities and the Company uses historical data to estimate option exercise behavior. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected life of the stock option award. The Company uses historical data to estimate stock option exercises and forfeitures within the valuation model. The expected term of stock option awards granted is derived from historical exercise experience under the share-based employee compensation arrangements and represents the period of time that stock option awards granted are expected to be outstanding.

As a result of adopting SFAS No. 123R on March 26, 2006, earnings before income taxes and net earnings for the fourteen week period ended July 1, 2006 were $150,000 higher than if the Company had continued to account for share-based compensation under APB 25. Both basic and diluted earnings per share for the fourteen week period ended July 1, 2006 were $0.01 higher than if we had continued to account for share-based compensation under APB 25.

The Company recognized total stock-based compensation expense of $78,000 and stock-based compensation income of $884,000 during the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005, respectively, which was recorded in selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations.

The Company issues new shares to satisfy share-based awards and exercise of stock options. During the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005, no cash was used to settle equity instruments granted under share-based payment arrangements.

The fair value of the 9,000 SARs granted under the Birks & Mayors Long Term Incentive Plan during the 14 week period ended July 1, 2006, was estimated to be $3.31 per award. These awards are accounted for as liabilities and the fair value of these awards was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

For the 14 week period ended July 1, 2006
Dividend yield	0%
Expected volatility	44.35%
Risk-free interest rate	5.11%
Expected terms in years	5.75

4. Inventories

Inventories are summarized as follows:

	As of July 1, 2006	As of March 25, 2006

	(amounts in thousands)
Raw materials	$5,584	$3,874
Work in progress	1,441	1,633
Retail inventories and manufactured finished goods	154,597	141,532

	$161,622	$147,039

In addition, the Company held inventory on consignment at July 1, 2006 and March 25, 2006 with a purchase value of approximately $27.1 million and $23.7 million, respectively.

5. Bank Indebtedness

Bank indebtedness consists of the following:

	As of July 1, 2006	As of March 25, 2006
	(amounts in thousands)
Working capital credit facility	$94,283	$76,381
Junior secured term loan	11,668	11,668
Other indebtedness	56	58

	$106,007	$88,107

The Company maintains a $135 million working capital credit facility which is collateralized by substantially all of the Company’s assets. At July 1, 2006, the Company had excess borrowing capacity of $20.5 million. Availability under the working capital credit facility is determined based upon a percentage formula applied to certain inventory, accounts receivable and other assets and has certain restrictions regarding borrowing availability. The Company’s working capital credit facility bears interest at a floating rate of prime or prime plus .25% depending on the excess borrowing capacity, or, at the Company’s election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00% depending on the excess borrowing capacity and fixed coverage ratio. On July 1, 2006, the borrowing alternatives were at prime and at LIBOR plus 1.50%.

The working capital credit facility has certain financial covenants, which are tested only at certain net excess borrowing capacity thresholds. At July 1, 2006, the Company did not need to test the financial covenants. The working capital credit facility also contains limitations on the Company’s ability to pay dividends. Under the terms of the facility, the Company can only pay dividends at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

At July 1, 2006 the Company also had an $11.7 million junior secured term loan with Back Bay Capital. The working capital credit facility has a maturity date of January 19, 2009 and the junior secured term loan has a maturity date of August 18, 2007, however, the Company had an early pre-payment option without penalty which was executed by the Company on August 18, 2006. The effective interest rate under the junior secured term loan was 12.75% at July 1, 2006.

6. Segmented Information:

The Company has two reportable segments Retail and Other. Retail operates 39 stores across Canada under the Birks brand, and 28 stores in the Southeastern United States under the Mayors brand. Other includes Corporate sales and Manufacturing operations. The Corporate Sales division sells products for use by companies in employee recognition programs and gifts. The manufacturing operations group manufactures jewelry and other products for the retail segment.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments.

	RETAIL		OTHER		TOTAL
	14 weeks ended 7/1/06	13 weeks ended 6/25/05	14 weeks ended 7/1/06	13 weeks ended 6/25/05	14 weeks ended 7/1/06	13 weeks ended 6/25/05
Sales to External Customers	$65,203	$53,336	$3,354	$2,903	$68,557	$56,239
Inter-segment sales	—	—	11,526	5,478	11,526	5,478
Gross Profit	$31,411	$25,457	$1,824	$1,724	$33,235	$27,181

The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented. The following sets forth reconciliations of the segments gross profits to the Companies consolidated gross profits for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005, respectively:

	14 week period ended July 1, 2006	13 week period ended June 25, 2005
	(amounts in 000’s)
Gross Profit	$33,235	$27,181
Elimination of intercompany profit	(411)	(356)

Gross profit	$32,824	$26,825

EXHIBIT 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal years end on the last Saturday of March. As a result, our current fiscal year consists of one fourteen week quarter ending July 1, 2006 and three subsequent thirteen week quarters. We refer to the prior fiscal year ended March 25, 2006 as Fiscal 2006, and the current fiscal year ending March 31, 2007 as Fiscal 2007.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the United States and Canada. As of July 1, 2006, we operated 39 stores under the Birks brand in most major metropolitan markets of Canada and 28 stores under the Mayors brand in Florida and Georgia.

We operate our business in two geographic areas, Canada and the Southeastern United States. We have two reportable segments, retail and other. Retail is comprised of all our retail operations in the U.S. and Canada. In Canada, we operate stores under the Birks brand. In the Southeastern United States, we operate stores under the Mayors brand. Other consists primarily of our corporate sales division which services the business customer by providing them unique items for recognition programs, service awards and business gifts and also includes manufacturing which manufactures unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, manufacturing costs, inventory shrink, inventory thefts, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, marketing (net of amounts received from vendors for cooperative advertising), credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses and public relations expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, warehousing costs and quality control costs. The amounts of these indirect costs in selling, general and administrative expenses are approximately $0.2 million and $0.1 million for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005, respectively.

We believe that the key drivers of our performance are our ability to:

• execute our merchandising strategy to increase net sales and expand gross margin in existing stores by developing and marketing higher margin exclusive and unique products, and developing our internal capability to design, develop, manufacture or source products;

• execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors as well as the Birks product brand, and to increase customer traffic and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store client events, community relations, media and public relations, partnerships with key suppliers, such as Mayors relationship with Rolex, and associations with prestige institutions;

• provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending; and

• expand distribution by selective new store openings in existing and new markets.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in the Company’s Annual Report on Form 20-F for the year ended March 25, 2006 filed with the Securities and Exchange Commission in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We classify stores as new or comparable stores and do not include our non-retail store sales in comparable store calculations. New stores are stores that have been open for less than twelve full months. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 14 week period ended July 1, 2006	For the 13 week period ended June 25, 2005
Canada	10%	(3)%
U.S.	9%	12%

Total	9%	6%

The increase in comparable store sales for the first quarter of fiscal 2007 is primarily the result of a continued strength in the Canadian economy and continued execution of merchandising strategies in the U.S. The Canadian results have seen particular strength in western Canada. The U.S. continued its successful execution of retail merchandising strategies which include increasing the level of exclusive merchandise and enhanced brand awareness as a result of implementation of targeted use of catalogs, television, outdoor and print advertising as well as other marketing programs.

The comparable store sales growth of 6% for the first quarter of fiscal 2006 was primarily attributable to the U.S. contribution of 12%, while the stores in Canada realized comparable store sales decline of 3%. The increase in the U.S. during this period was primarily attributable to the resurgence of the economy in Florida and Georgia during this period as well as the improved merchandising of the stores combined with effective marketing programs and retail store initiatives. The comparable store sales decline in Canada of 3% during this period was the direct result of disappointing results from the month of June sale period.

Fourteen Week Period Ended July 1, 2006 compared to the Thirteen Week Period Ended June 25, 2005

Net Sales

	For the 14 week period ended July 1, 2006	For the 13 week period ended June 25, 2005
	(Amounts in thousands)
Net sales – Retail	$65,203	$53,336
Net sales – Other	3,354	2,903

Total Net Sales	$68,557	$56,239

Net sales for the fourteen weeks ended July 1, 2006 were $68.6 million, an increase of $12.4 million from the thirteen weeks ended June 25, 2005. The increase in net sales was primarily driven by higher comparable store sales growth of 9%, or $5.5 million, $2.7 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and approximately $4.3 million related to the extra week included in the current year’s quarter. The increase in comparable store sales growth was primarily driven by an increase in the average unit retail per transaction.

Cost of Sales

	For the 14 week period ended July 1, 2006	For the 13 week period ended June 25, 2005
	(Amounts in thousands)
Cost of sales – Retail	$33,792	$27,879
Cost of sales – Other	1,941	1,535

Total Cost of Sales	$35,733	$29,414

Costs of sales were $35.7 million for the fourteen week period ended July 1, 2006 compared to $29.4 million for the thirteen week period ended June 25, 2005. This increase was primarily the result of the increased volume of sales. Of the $6.3 million increase, $1.4 million was the result of the impact of translating the cost of sales of the Canadian operations to U.S. dollars at a higher rate than the prior period. Included in cost of sales for the fourteen and thirteen week periods ended July 1, 2006 and June 25, 2005 was approximately $0.2 million and $0.1 million, respectively of depreciation expense associated with manufacturing operations.

Gross profit was $32.8 million or 47.9% of net sales for the fourteen week period ended July 1, 2006 compared to $26.8 million or 47.7% of net sales for the thirteen week period ended June 25, 2005. Included in the $6.0 million increase in gross profit, $1.3 million was the result of the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar, however, this had a neutral impact on gross margin rates. Gross margin improved by 20 basis points due to the continued successful execution of retail and merchandising strategies aimed at increasing the sales of higher margin merchandise we design and make or source.

Selling, general and administrative expenses were $29.6 million or 43.2% of net sales for the fourteen week period ended July 1, 2006 compared to $24.7 million or 43.9% of net sales for the thirteen week period ended June 25, 2005. The $4.8 million increase in selling, general and administrative expenses for the period includes $1.2 million resulting from the impact of translating Canadian dollar expenses to U.S. dollars, $0.9 million of non-cash compensation income recognized in the prior fiscal period and $1.0 million of additional operating expenses due to the extra week in the current fiscal period. Selling, general and administrative expenses as a percentage of sales improved by 70 basis points during the current fiscal period. Excluding the non-cash compensation income in the prior fiscal period, this improvement would have been 240 basis points.

Depreciation and amortization expense was $1.7 million for the fourteen week period ended July 1, 2006 compared to $1.2 million for the thirteen week period ended June 25, 2005. This $0.5 million increase was primarily due to an additional investment in fixed assets incurred over the prior year and the accelerated amortization of certain technology investments that are being replaced.

FINANCIAL CONDITION

Liquidity and Capital Resources

We have a $135 million revolving working capital credit facility from Bank of America N.A. and GMAC Commercial Finance LLC, which matures on January 19, 2009. As of July 1, 2006, we have $94.3 million outstanding on this facility. Our working capital credit facility bears interest at a floating rate of prime or prime plus .25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00% depending on the excess borrowing capacity and fixed coverage ratio. On July 1, 2006, the borrowing alternatives were at prime and at LIBOR plus 1.50%. Our excess borrowing capacity was $20.5 million.

We also had an $11.7 million junior secured term loan with Back Bay Capital. The junior secured term loan had a maturity date of August 18, 2007 and was prepaid without penalty effective August 18, 2006.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries’ assets. Under our facility, we must test certain financial covenants at the end of each quarter if and when the average excess borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess borrowing capacity is lower than $6.25 million at any time. We were not required to test these covenants since the inception of this facility.

Our working capital credit facility also contains limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

We are currently in compliance with all the covenants contained in our credit facilities. We rely on borrowings under our working capital credit facility to fund our day-to-day operations.

In addition to the working capital credit facility and the junior secured term loan, we have several other outstanding loans as of July 1, 2006: (1) a $2.1 million term loan from La Financière du Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 7.5% at July 1, 2006, and repayable until June 2010 in eighty-one equal monthly capital repayments; (2) a $0.2 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6% per annum repayable in monthly installments maturing in April 2010; (3) a $0.1 million term loan with Sovereign Bank which bears interest at a rate of 6.75% and matures in February 2010; and (4) a $0.1 million non-revolving demand loan from Bank of Montreal bearing interest at an annual rate of prime plus 1% maturing in May 2009.

We had net cash flows used in continuing operations of $14.3 million during the fourteen week period ended July 1, 2006 compared to $2.3 million of net cash flows provided by operating activities during the thirteen week period ended June 25, 2005. The decrease in cash flows from operations compared to the first quarter of the prior year reflects an increase in cash flows used to purchase certain core inventory, as well as taking advantage of favorable term discounts, which affected accounts payable, as well as the Company’s internalization strategies resulting in a higher level of inventory as more products are being made internally.

Net cash provided by financing activities during the fourteen week period ended July 1, 2006 was $15.5 million compared to net cash used in financing activities of $0.1 million for the thirteen week period ended June 25, 2005. This increase is primarily attributable to an increase in the level of borrowing under our working capital credit facility required to support our inventory and our execution of term discount strategies during the period.

We expect our capital expenditures to be approximately $10 million to $11 million for the fiscal year ending March 31, 2007, with the majority of spending related to store remodeling, expansion and information technology enhancement.

Management believes that barring a significant external event that materially adversely affects our current business or the current industry trends as a whole, borrowing capacity under the working capital credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditures and debt service for at least the next 12 months.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Our primary market risk exposure is interest rate risk. Borrowing under the working capital credit facility, the term loan from La Financière du Québec and the non-revolving demand loan from Bank of Montreal, bear interest at floating rates. As of July 1, 2006, we had approximately $96.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on its earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically gold. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold. At July 1, 2006 and June 25, 2005, our hedging activities had no material impact on our condensed consolidated financial statements. However, gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements do not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter.